FEDERATED HERMES ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 23, 2021

Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES ADVISER SERIES (the “Registrant”) Federated Hermes MDT Market Neutral Fund (the “Fund”) Class A Shares Institutional Shares 1933 Act File No. 333-218374 1940 Act File No. 811-23259

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on June 22, 2021, regarding its Post-Effective Amendment No. 41 under the Securities Act of 1933 and Amendment No. 42 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on April 8, 2021.

The Registrant notes that the Fund is proposed to be the acquiring fund in a proposed reorganization (the “Reorganization”) with Hancock Horizon Quantitative Long/Short Fund (the “Predecessor Fund”)

COMMENT 8. Prospectus - Risk/Return Summary: Portfolio Turnover

The Staff reiterates its comment to delete the following disclosure as the Fund is carrying over the portfolio turnover of the Predecessor Fund:

“Because the Fund has not yet commenced operations as of the date of this prospectus,

portfolio turnover information is not yet available for the Fund. The investment objective and strategies of the Fund are substantially identical to the investment objective and strategies of the Predecessor Fund.”

RESPONSE:

The Registrant respectfully believes that the disclosure is accurate. However, in light of the Staff’s additional comment, the Registrant proposes to make the following revisions (deletions stricken, additions bold and underlined):

“~~Because the Fund has not yet commenced operations as of the date of this prospectus, portfolio turnover information is not yet available for the Fund.~~ During the most recent fiscal year, the Predecessor Fund’s portfolio turnover rate was 74% of the average value of its portfolio. The investment objective and strategies of the Fund are substantially identical to the investment objective and strategies of the Predecessor Fund. ~~During the most recent fiscal year, the Predecessor Fund’s portfolio turnover rate was 74% of the average value of its portfolio.~~”

COMMENT 11 g. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

The Staff reiterates its comment with respect to sub-item g. of Comment 11 regarding Sector Risk. The Staff believes that the disclosure is not consistent with Section 8 (b)(1) under the Investment Company Act of 1940. To the extent that the Fund invests more than 25% in a group of industries (sector) then the Fund would be concentrated for purposes of Section 8(b)(1).

RESPONSE:

The Registrant notes that it is common practice for mutual funds that have a fundamental policy to not concentrate in any industry or group of industries to disclose any practices regarding the potential to focus investments in a particular sector or sectors and the associated risks.

The Registrant notes that its investment strategy discloses that the “portfolio maintains long and short exposures in an attempt to neutralize market volatility. The Fund’s investments primarily include, but are not limited to, equity securities of issuers listed in the Russell 3000 Index.” In addition, the Fund’s strategy provides:

“The Fund will attempt to realize investment gains on both the long and short sides of its investment strategies through stock selection. The style is termed market neutral in that it is not making bets regarding the direction of the equity markets. The market-neutral approach is roughly balanced by sector but not balanced across industries and businesses. Thus, the Fund is not completely isolated from market movements. The overall performance of the Fund depends on the net performance of its long and short positions, and it is possible for the Fund to experience a net loss across both its long and short positions. If the Fund’s investment strategy is successful, however, the net performance of its long and short positions will produce long-term capital appreciation that reflects the quality of the advisor’s security selections, with limited exposure to general stock market risk.”

The Registrant confirms that its investment strategy would never result in net exposure of the Fund’s portfolio to 25% or more of its net assets in securities in one sector. However, in light of the Staff’s comment, the Registrant proposes to add the following bold and underlined disclosure its Item 4 and Item 9 strategy disclosure to help avoid confusion for shareholders relating to the inclusion of Sector Risk:

“The Fund will attempt to realize investment gains on both the long and short sides of its investment strategies through stock selection. The style is termed market neutral in that it is not making bets regarding the direction of the equity markets. The market-neutral approach is roughly balanced by sector but not balanced across industries and businesses. The Fund’s net positions will not be concentrated in any industry or group of industries. Thus, the Fund is not completely isolated from market movements. The overall performance of the Fund depends on the net performance of its long and short positions, and it is possible for the Fund to experience a net loss across both its long and short positions. If the Fund’s investment strategy is successful, however, the net performance of its long and short positions will produce long-term capital appreciation that reflects the quality of the advisor’s security selections, with limited exposure to general stock market risk.”

COMMENT 14. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

The Staff reiterates its position that the historical performance of the Predecessor Fund’s Investor Class as reflected in the Fund’s acquiring Class A Shares should be adjusted to reflect the Fund’s Class A Shares sales load.

RESPONSE:

The Registrant notes that the following disclosure in the first paragraph under the heading “Performance Bar Chart and Table” states:

“Accordingly, the performance information, including information on fees and expenses and financial information provided in this prospectus for periods prior to the reorganization (the Fund’s commencement of operations) is historical information for the Predecessor Fund.”

In addition, the following disclosure appears as the first sentence under the heading “Average Annual Total Return Table”:

“For the periods prior to the reorganization (the Fund’s commencement of investment operations), the performance of each class of the Fund is the historical performance of the corresponding Predecessor Fund class.”

The Fund believes that the performance history of the Predecessor Fund is required to be reflected as it was without adjustment. However, in light of the Staff’s additional comment, the Registrant proposes to add the following disclosure to each of the above statements:

“Accordingly, the performance information, including information on fees and expenses and financial information provided in this prospectus for periods prior to the reorganization (the Fund’s commencement of operations) is historical information for the Predecessor Fund. If the Fund’s Class A Shares sales load had been applied to the historical performance of the Predecessor Fund’s Investor Class, which is to be acquired by the Fund’s Class A Shares, the performance shown would have been lower.”

“For the periods prior to the reorganization (the Fund’s commencement of investment operations), the performance of each class of the Fund is the historical performance of the corresponding Predecessor Fund class. If the Fund’s Class A Shares sales load had been applied to the historical performance of the Predecessor Fund’s Investor Class, which is to be acquired by the Fund’s Class A Shares, the performance shown would have been lower.”

COMMENT 18. Prospectus – What Do Shares Cost?

The Staff reiterates its comment to delete the following sentence. It should be clear that the disclosure is discussing intermediary policies and procedures, and not the Fund’s sales loads and waivers.

RESPONSE:

The Registrant respectfully continues to believe that the disclosure is accurate.

However, in light of the Staff’s comment, we propose to make the following clarification by removing the stricken disclosure:

“ADDITIONAL INFORMATION ON THE AVAILABILITY OF CERTAIN WAIVERS AND DISCOUNTS

The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Fund or through a financial intermediary. Certain financial intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or CDSC waivers which are discussed in Appendix B to this Prospectus. The information contained in Appendix B is ~~based on information~~ provided by these financial intermediaries. Please contact your financial intermediary to ensure that you have the most current information regarding the sales charge waivers and discounts available to you and that you understand the steps you must take to qualify for available waivers and discounts. In all instances, it is the shareholder’s responsibility to notify the Fund or the shareholder’s Financial Intermediary at the time of purchase of any relationship or other facts qualifying the investor for sales charge waivers or discounts. For waivers and discounts not available through a particular financial intermediary, shareholders will have to purchase Fund shares directly from the Fund or through another financial intermediary to receive these waivers or discounts.”

Questions on this letter or requests for additional information may be directed to me at Terri.Kerr@FederatedHermes.com.

Very truly yours,

/s/ Terri Kerr
Terri Kerr
Senior Paralegal